EXHIBIT 99.6
TRADEMARK ASSIGNMENT AND
TRANSITIONAL LICENSE AGREEMENT
THIS TRADEMARK ASSIGNMENT AND TRANSITIONAL LICENSE AGREEMENT (together with all schedules attached hereto, this “Agreement”), dated as of ____________ (the “Effective Date”), is made and entered into by and between Fidelity Intellectual Property Holdings, Inc., a Delaware corporation (“Licensor”), and Fidelity National Technology Imaging, LLC, a Delaware limited liability company (“Licensee”).
WHEREAS, Fidelity National Financial, Inc. (“FNF”) and New Remy Corp. (“New Remy”) have entered into a Reorganization Agreement (as the same may be amended from time to time, the “Reorganization Agreement”), pursuant to which, among other things, FNF shall cause 100% of the membership units of Licensee to be transferred to New Remy and all of the shares of common stock of New Remy held by FNF to be distributed to the holders of FNFV Common Stock;
WHEREAS, Remy International, Inc., FNF, New Remy, New Remy Holdco Corp. (“New Holdco”), New Remy Merger Sub, Inc. and Old Remy Merger Sub, Inc. have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, the parties thereto intend to effectuate the New Remy Merger and the Old Remy Merger (each as defined in the Merger Agreement) resulting in New Remy becoming a direct, wholly-owned Subsidiary of New Holdco;
WHEREAS, following the Restructuring (as defined in the Reorganization Agreement), Licensee will cease to be a wholly-owned Subsidiary of FNF; and
WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and the Transaction Agreements (as defined in the Merger Agreement), Licensor desires to (a) assign to Licensee the Assigned Marks (as defined below) and to (b) grant to Licensee a transitional license to use the Licensed Marks (as defined below), in each case, in accordance with the terms, and subject to the conditions, set forth herein.
NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Licensor and Licensee agree as follows:
I.    DEFINITIONS
Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to such terms in the Merger Agreement. The following terms as used in this Agreement have the meanings set forth in this Article I:

A.    “Assigned Marks” means and is limited to the Marks shown in Exhibit A attached hereto.
B.    “Licensed Marks” means and is limited to the Marks shown in Exhibit B attached hereto.
C.    “Licensed Services” means and is limited to: (i) any services rendered by Licensee under or in connection with the Licensed Marks prior to or as of the Effective Date and (ii) any services rendered after the Effective Date and during the Term by Licensee that are the same as or substantially similar to services described in the foregoing (i) or are otherwise related to electronic duplicating or imaging.
D.    “Marks” means trademarks, service marks, trade names, service names, taglines, slogans, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, meta tags, Website search terms and key words, including all goodwill associated with the foregoing.
E.    “Party” means Licensor and Licensee individually, and “Parties” means Licensor and Licensee collectively.
F.    “Standards of Quality” means: (i) at least the same high standards of quality, appearance, service and other standards that are observed by Licensee immediately prior to the Effective Date in the development, marketing and performance of any Licensed Services rendered prior to or as of the Effective Date; and (ii) additional standards, if any, to which Licensor and Licensee may reasonably agree from time to time.
G.    “Term” shall have the meaning set forth below in Section VI.A.
H.    “Territory” means the United States of America.
II.    TRADEMARK ASSIGNMENT
A.    Assignment and Recordation. As soon as reasonably possible after the Effective Date (and in any event within five (5) business days of the Effective Date), Licensor and Licensee shall execute the Trademark Assignments attached hereto as Exhibit C. As between the Parties, Licensee shall, at its sole cost and expense, record such Trademark Assignment with the U.S. Patent & Trademark Office.
B.    Covenant. From and after the Effective Date and except pursuant to the license rights granted pursuant to Section III, Licensee covenants that it shall not (without the prior written consent of Licensor in its sole reasonable discretion) state, represent, imply, suggest or otherwise indicate, directly or indirectly, that the Assigned Mark stands for, contains an acronym or abbreviation for, or is otherwise affiliated with, derivative of, or related to Licensor, the Mark FIDELITY, any Marks containing FIDELITY, or any Marks confusingly similar to any of the foregoing. Licensee acknowledges and agrees that Licensor and the Licensed Marks shall suffer immediate and irreparable harm if Licensee breaches this Section II.B, there is no adequate remedy at law for such breach and in the event of such a breach, Licensor shall be entitled to injunctive relief and specific performance.
III.    LICENSE GRANT
A.    License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-exclusive, non-transferable, non-sublicensable, royalty-free, fully paid up license to use and reproduce the Licensed Marks in the Territory during the Term in connection with any Licensed Services offered or sold by Licensee in accordance with the Standards of Quality; provided that the license to U.S. Trademark Registration No. 3,421,619 for “FIDELITY NATIONAL TECHNOLOGY IMAGING” granted by Licensor is exclusive during the Term, even as to Licensor. Any and all rights not granted to Licensee in this Agreement are specifically reserved by and for Licensor. Licensee hereby accepts this grant of license, subject to the terms and conditions set forth in this Agreement.
B.    Corporate Name. Notwithstanding the license and rights granted pursuant to Section III.A, Licensee covenants that upon expiration or termination of the Term , Licensee shall adopt new corporate name that does not contain or consist in whole or in part of, and is not dilutive of or confusingly similar to, FIDELITY. For clarity, the term FNTI shall not be deemed to be dilutive of or confusingly similar to, FIDELITY.
C.    Sublicenses and Assignments. The Parties agree that the rights and licenses granted hereunder are personal to Licensee and Licensee may not sublicense, transfer or assign any rights herein granted without the prior written approval of Licensor (in its sole discretion). Manufacture of promotional material by third parties at Licensee’s request and on Licensee’s behalf shall not be deemed a sublicense or assignment.
D.    Trademark Notices. All uses of any federally-registered Licensed Mark shall include the trademark notice “®”. All uses of any non-registered Licensed Mark shall include the trademark or service mark notice “™” or “SM”. In addition, where reasonably appropriate, Licensee shall cause the legend: “[Licensed Mark] is a [registered] trademark used under license granted by Fidelity Intellectual Property Holdings, Inc.” (or such other legend as reasonably requested by Licensor from time to time) to appear in connection with any promotional or advertising materials for the Licensed Services, or other documents or things.
E.    No Royalties; Audit. No royalties shall be due to Licensor for the use of the Licensed Marks by Licensee pursuant to the terms of this Agreement.
IV.    QUALITY CONTROL
A.    Standards of Quality. Licensee shall use the Licensed Marks in connection with Licensed Services only in accordance with all of the Standards of Quality. Licensee acknowledges that Licensor has valuable property rights in the Licensed Marks and, in order to protect such rights, Licensor must control the quality and nature of any materials or services offered or performed in connection with the Licensed Marks. Furthermore, at all times when Licensee uses FIDELITY in its corporate name in accordance with this Agreement, (i) Licensee shall operate its business in accordance with at least the same standards of quality, appearance, and service that it has observed prior to and as of the Effective Date; (ii) Licensee shall make commercially reasonable efforts to comply at all times with all applicable laws, and (iii) Licensee shall be accurate in its description of the relationship (if any) between Licensor and Licensee.
B.    Quality Covenants. In order to preserve quality control and the Licensed Marks from devaluation, Licensee covenants, warrants, undertakes and agrees with Licensor that:
1.    The Licensed Services covered by this Agreement, including any advertising and promotional materials used in connection therewith, shall be of at least the same level of quality, style, appearance, and standard as Licensee used the Licensed Marks prior to the Effective Date.
2.    Licensee shall comply with all applicable laws, statutes, regulations and ordinances pertaining to the Licensed Marks, including those pertaining to the proper use and designation of Marks and pertaining to the offering, rendering and promotion of Licensed Services. None of the materials or Licensed Services used in connection with the Licensed Marks will contain any material regarding Licensor which in Licensor's sole reasonable judgment is pejorative, defamatory or scandalous.
3.    Any materials (including advertising and promotional materials) used in connection with the Licensed Marks shall be in accordance with the Standards of Quality provided to Licensee. Any new uses of or materials bearing the Licensed Marks that, in each case, are not substantially similar to those uses or materials used by Licensee prior to the Effective Date or previously approved by Licensor under this Section shall be subject to Licensor’s prior approval, not to be unreasonably withheld or delayed, provided that Licensee shall not require approval of any uses or materials that do not substantially differ from uses or materials previously approved by Licensor. Licensee shall submit samples of such new uses or materials to Licensor and in the event Licensor does not notify Licensee of its disapproval within ten (10) business days of the receipt of such submission, such uses or materials shall be deemed to be approved by Licensor.
4.    Licensee agrees to furnish Licensor, from time to time as reasonably requested by Licensor, representative samples of all materials to which the Licensed Marks are affixed. Furthermore, Licensor shall have the right no more than once per year during the Term and once thereafter to have an independent third party auditor or internal audit employee of Licensor, in each case, approved by Licensee, such approval not to be unreasonably withheld, during regular business hours on reasonable notice, to visit the offices and facilities of Licensee in order to conduct a reasonable inspection and examination thereof. In conducting any such inspection or audit, such third party auditor shall take all steps reasonably required by Licensee to minimize disruption to Licensee’s business and to avoid disclosure of Licensee’s confidential and proprietary information and materials, including executing reasonable nondisclosure agreements. If at any time Licensor notifies Licensee that, in Licensor's sole reasonable discretion, any materials or Licensed Services offered or performed in connection with the Licensed Marks fail to be of reasonably acceptable quality, Licensee shall cease the offering, performance, and promotion of such non-conforming materials or services within a reasonable time. Prior to recommencing the offering, performance, and promotion of such materials or services bearing the Licensed Marks, Licensee shall seek Licensor's prior written approval in accordance with Section IV.B.3.

5.    If at any time Licensor becomes aware of any actions or omissions by Licensee which endanger the value, validity, enforceability or Licensor’s ownership of the Licensed Marks, including, without limitation, a failure to satisfy any Standards of Quality, Licensor shall so notify Licensee in writing, and Licensee shall promptly cure such act or omission. Licensee shall immediately cease use of the Licensed Marks upon notice from Licensor to Licensee that, in the good faith opinion of Licensor, such use of the Licensed Marks might result in an adverse claim against either Licensor or any of its Affiliates.
6.    Licensee shall not enter into any agreements relating to the placement of paid listings for “keyword” or similar Website searches that consist of FIDELITY or any of the Licensed Marks either alone or in combination with other words or phrases. Upon expiration or termination of this Agreement, Licensee shall assign any agreements relating to the placement of listings in response to Website search terms and key words that include FIDELITY or any of the Licensed Marks to Licensor, unless such agreements by their own terms are non-assignable, in which case Licensee shall terminate such agreements.
V.    OWNERSHIP AND VALIDITY OF LICENSED MARKS
A.    Validity and Ownership. Licensee admits the validity, and Licensor’s sole ownership, of the Licensed Marks, and agrees that any and all goodwill, rights or interests that might be acquired by the use of the Licensed Marks by Licensee shall inure to the sole benefit of Licensor. If Licensee obtains rights or interests in the Licensed Marks, Licensee hereby transfers those rights or interests to Licensor. Licensee admits and agrees that, as between Licensor and Licensee, Licensee have been extended only a mere permissive right to use the Licensed Marks as provided in this Agreement which is not coupled with any ownership interest.
B.    No Challenge. Licensee agrees not register any Marks confusingly similar to or consisting in whole or in part of the names “FIDELITY” and/or “FIDELITY NATIONAL”. Licensee agrees not to contest, challenge nor aid any action challenging the validity of the Licensed Marks, Licensor’s rights in the Licensed Marks or this Agreement. Licensee has no right, and shall not represent that it has any right, to bind or obligate Licensor in any way other than as set forth in this Agreement.
C.    Third Party Infringement. Licensee shall give Licensor notice promptly of any infringement of the Licensed Marks. At Licensor’s expense, Licensee shall render to Licensor full and prompt cooperation for the enforcement and protection of the Licensed Marks. Licensor shall retain all rights to bring all actions and proceedings in connection with infringement or misuse of the Licensed Marks at its sole reasonable discretion. If Licensor decides to enforce the Licensed Marks against an infringer, all costs incurred and recoveries made shall be for the account of Licensor.
D.    Further Assurances. At Licensor’s request, Licensee, at Licensor’s expense, shall execute and deliver all documents, and take all action reasonably required by Licensor to confirm Licensor’s rights in and to the Licensed Marks and the respective rights of Licensor and Licensee pursuant to this Agreement, including, without limitation, providing such information concerning sales and other dispositions of Licensed Services as Licensor may reasonably request in order for Licensor to acquire, maintain and renew registrations of the Licensed Marks, to record this

Agreement, to enter Licensee as registered or authorized users of the Licensed Marks or for any purpose reasonably related to Licensor’s maintenance and protection of the Licensed Marks.
VI.    TERM AND TERMINATION
A.    Term. Unless sooner terminated pursuant to Section VI.B, the term (“Term”) of this Agreement shall commence on the Effective Date and continue until three (3) years from the Effective Date.
B.    Termination.
1.    Termination for Convenience. Licensee may terminate this Agreement in its sole discretion, with or without cause, by giving Licensor not less than fifteen (15) days’ prior written notice thereof.
2.    Termination for Material Breach. Either Party may terminate this Agreement immediately in the event that the other Party materially breaches this Agreement and fails to cure such breach within thirty (30) days of receipt of written notification thereof from the non-breaching Party.
3.    Termination for Insolvency. This Agreement shall automatically terminate without notice in the event Licensee commences, or has commenced against it, proceedings under bankruptcy, insolvency or debtor’s relief laws or similar laws in any other jurisdiction, which proceedings are not dismissed within sixty (60) days; Licensee makes a general assignment for the benefit of its creditors; or Licensee ceases operations or is liquidated or dissolved.
4.    Termination for Change of Control. This Agreement may be terminated upon acquisition of more than 50% of the equity interests of Licensee by an unaffiliated third party without prior written consent of Licensor, such consent not to be unreasonably withheld or delayed.
C.    Effect of Termination or Expiration. Upon expiration of this Agreement or termination under Sections VI.B.1, VI.B.2 (for material breach by Licensee) or VI.B.3, Licensee shall immediately cease all use of the Licensed Marks and all licenses granted hereunder shall automatically terminate, provided that upon termination under Section VI.B.2 for material breach by Licensee or under Section VI.B.4, the licenses granted in Section III shall continue for an additional 30 days to allow Licensee to transition to the use of other trademarks, or such additional time as is reasonably necessary to comply with applicable regulation or law through reasonable best efforts of Licensee. Upon termination under Section VI.B.2 for material breach by Licensor, the licenses granted in Section III of this Agreement shall survive and persist (subject to the terms and conditions of this Agreement) for three (3) years after the Effective Date.
D.    Survival. The following provisions of this Agreement shall survive any termination or expiration of this Agreement: Section II, Section IV.B.4 (with respect to the audit right only), Section V.A, Section V.D, Section VI.C, Section VI.D, Section VII, and Section VIII.

VII.     INDEMNIFICATION; DISCLAIMER OF WARRANTIES
AND ASSUMPTION OF RISK
A.    Indemnification by Licensee. Licensee agrees to indemnify and hold harmless Licensor from and against any claims, liabilities or losses (including reasonable attorneys' fees and expenses) arising out of or related to the use of any of the Licensed Marks in connection with any Licensed Services or as Licensee’s corporate name, except any claim for which Licensor would indemnify Licensee under Section VII.B.
B.    Indemnification by Licensor. Licensor agrees to indemnify and hold harmless Licensee from and against any claims, liabilities or losses (including reasonable attorneys' fees and expenses) arising out of or related to any claim that any of the Licensed Marks infringe, dilute or otherwise violate the rights of a third party.
C.    Indemnification Procedure. A Party (the “indemnitee”) which intends to claim indemnification under this Section VII shall promptly notify the other Party hereto (the “indemnitor”) in writing. The indemnitee shall permit the indemnitor, at its discretion, to settle any such action and agrees to the complete control or such defense or settlement by the indemnitor. No such action, claim or liability shall be settled without the prior written consent of the indemnitor and the indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein.
D.    Disclaimer of Warranties. EACH PARTY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, THE LICENSED MARKS ARE LICENSED HEREUNDER AS-IS, WITH ALL FAULTS, WITHOUT WARRANTY OF ANY KIND, AND SUBJECT TO ALL EXISTING LICENSES AND RIGHTS GRANTED, AND THAT LICENSOR DOES NOT MAKE, AND LICENSOR HEREBY SPECIFICALLY DISCLAIMS, ANY REPRESENTATION OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
VIII.    MISCELLANEOUS
A.    Notices. All notices and statements to be given and all payments to be made hereunder shall be given or made at the respective addresses of the Parties as set forth below unless notification of a change of address is given in writing. Any notice shall be sent by telefax, electronic mail or registered or certified mail postage pre-paid and shall be deemed to have been given at the time it is mailed or sent.
If to Licensor:
Fidelity National Financial, Inc.
601 Riverside Ave.
Jacksonville, FL 32204
Attn: General Counsel
Fax: 904-633-3055

With copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:    Michael J. Aiello
Facsimile:    (212) 310-8007
If to Licensee:
Fidelity National Technology Imaging, LLC
c/o Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Attention:    Legal Department
Facsimile:    (765) 221-6094
With copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:    Robert S. Rachofsky
Facsimile:    (212) 728-9088

B.    No Joint Venture, Agency or Partnerships. Nothing herein contained shall be construed to place the Parties in the relationship of legal representatives, partners, joint venturers, or agents and this Agreement shall have no power to obligate or bind Licensor in any manner whatsoever, and Licensor in no way represents itself as guarantor of the quality of any products or services produced by Licensee pursuant to this Agreement.
C.    Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflicts of laws provisions.
D.    Entire Agreement. This Agreement (including all exhibits attached hereto), the Merger Agreement, the Reorganization Agreement and the Transaction Agreements constitute and contain the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements relating thereto, oral and in writing. None of the provisions of this Agreement can be amended or waived except expressly in writing signed by both Parties, and there are no promises, representations, agreements, warranties, covenants, or undertakings other than those contained herein.

E.    Severability. If a provision of this Agreement is or becomes illegal, invalid or unenforceable under applicable law, such event shall not affect the legality, validity or enforceability of any other provision.
F.    Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
G.    Headings. The paragraph headings used in this Agreement are for convenience only and shall have no legal effect whatsoever.
H.    Specific Performance. Any material breach of this Agreement by Licensor or Licensee shall entitle the other Party to injunctive relief or specific performance.
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IN WITNESS WHEREOF, each the Parties hereto has caused this instrument to be executed by its duly authorized representative as of the date first written above.

Fidelity Intellectual Property Holdings, Inc., as LICENSOR By________________________________ Name: Title:	Fidelity National Technology Imaging, LLC, as LICENSEE By________________________________ Name: Title:

EXHIBIT A
Assigned Marks

1.	U.S. Trademark Registration No. 3,361,605 for “FNTI”

EXHIBIT B
Licensed Marks

1.	U.S. Trademark Registration No. 3,421,619 for “FIDELITY NATIONAL TECHNOLOGY IMAGING”

2.	The following logo:

EXHIBIT C
TRADEMARK ASSIGNMENT
This ASSIGNMENT (this “Assignment”), effective as of ______________, is made and entered into by and between Fidelity Intellectual Property Holdings, Inc., a Delaware corporation (“Assignor”), and Fidelity National Technology Imaging, LLC, a Delaware limited liability company (“Assignee”).
WITNESSETH:

WHEREAS, pursuant to a certain transaction, Assignee will no longer be affiliated with Assignor;
WHEREAS, as part of the transaction, Assignor desires to assign to Assignee all of Assignor’s right, title and interest in and to U.S. Trademark Registration No. 3,361,605 for FNTI (the “Assigned Mark”); and
WHEREAS, Assignee desires to accept such assignment from Assignor to Assignee of the Assigned Mark.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged:

1.
Assignor does hereby sell, assign, transfer, and convey to Assignee free and clear of all liens or other encumbrances and to the maximum extent provided under law, all of Assignor’s entire worldwide right, title and interest in and to the Assigned Mark, together with any related unregistered or common law trademark rights anywhere in the world, and any and all goodwill connected with any of the foregoing, the same to be held and enjoyed by Assignee for its own use and enjoyment and the use and enjoyment of its successors, assigns or other legal representatives, as fully and entirely as the same would have been held and enjoyed by Assignor if this assignment and sale had not been made, as assignee of its entire right, title and interest therein and in and to all income, royalties, damages and payments now or hereafter due or payable with respect thereto in and to all causes of action (either in law or in equity) and the right to sue, counterclaim, and recover for past, present and future infringement of the rights assigned or to be assigned under this Assignment.

2.	The parties hereto authorize and request the Commissioner of Patents and Trademarks of the United States to record Assignee as the assignee and owner of the Assigned Mark.

3.
Assignor hereby represents, covenants and warrants that (i) it is the owner of the entire right, title and interest in and to the Assigned Mark, (ii) it has the sole right and authority to enter into this Assignment and grant the rights in the Assigned Mark, without the need for any releases, consents, approvals or immunities not yet granted or obtained, (iii) it has not previously granted and shall not grant any rights in the Assigned Mark that are inconsistent with the rights granted to Assignee herein, (iv) and it has not received written notice of any third party claims of infringement or any other action related to the Assigned Mark which would be adverse to the rights granted to Assignee herein.

4.	This Assignment shall be governed by and construed in accordance with the substantive laws of the State of New York without regard to the choice of law or conflicts of law principles thereof.

5.
This Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. If any provision of this Assignment or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

6.
This Assignment may be executed in two or more counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be duly executed by their duly authorized representatives as of the day and year first above written.

Fidelity Intellectual Property Holdings, Inc., as LICENSOR By________________________________ Name: Title:	Fidelity National Technology, LLC, as LICENSEE By________________________________ Name: Title: